Exhibit 99.2

news

IMMEDIATE	6 October 2005

Royal & SunAlliance acquires the business of Morgex Insurance Group in Canada

Royal & Sun Alliance Insurance Group plc announces today that Royal & SunAlliance Canada, through its subsidiary, Johnson Inc, has acquired the commercial rights to the business of Morgex Insurance Group, a leading insurance broker in Alberta, Canada for C$44.7m (£21.5m). The consideration, payable in cash, is for the commercial rights to the main insurance activities, non-core business and other assets.

Simon Lee, Chief Executive of Royal SunAlliance International business said, “Over the last five years Johnson’s has more than doubled in size through a combination of organic growth and acquisitions whilst delivering strong bottom line performance. The purchase of Morgex’s business will double our market position in Alberta and further strengthen the Johnson’s franchise”.

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For further information:

Analysts	Press
Helen Pickford	Phil Wilson-Brown
Tel: +44 (0) 20 7111 7212	Tel: +44 (0) 20 7111 7047

Notes to Editors

1.	Morgex was established in 1986 and is a leading player in the personal and commercial market in Alberta.

2.	Gross written premium volumes for 2004 were C$73m for the core insurance portfolio.

3.	Johnson Inc was founded in 1880 and is one of Canada’s leading insurance and benefit providers. It has over 2m customers and over 40 branches.

4.	Assuming an exchange rate of £1 = C$ 2.08, which was the rate at 5 October 2005.

Important Disclaimer
This press release contains forward looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. The forward looking statements are based on management’s current expectations or beliefs as well as a number of assumptions about future events, and are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward looking statements. The acquisition is subject to the government authorisations and approvals. The Company does not assume any obligation to update any forward looking statements, whether as a result of new information, future events or otherwise.

Issued by Royal & Sun Alliance Insurance Group plc, 9th Floor, 1 Plantation Place, 30 Fenchurch Street London EC3M 3BD +44 (0)20 7111 7134